Exhibit 99.57

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this registration statement on Form 40-F of Uranium Royalty Corp. of our report dated August 17, 2020, relating to the consolidated financial statements of Uranium Royalty Corp. as at and for the year ended April 30, 2020, which appears in Exhibit 99.29 of this registration statement.

We also consent to reference to us under the heading “Interests of Experts,” which appears in the Annual Information Form included in the Exhibit 99.1 of this registration statement on Form 40-F.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants
Vancouver, Canada
April 22, 2021